WORLD FUEL SERVICES CORPORATION
9800 NW 41st Street, Suite 400, Miami, FL 33178
tel 305.428.8000 fax 305.392.5600
www.wfscorp.com

August 15, 2008

VIA EDGAR AND OVERNIGHT COURIER

Ms. Cecilia Blye

Office of Global Security Risk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-5546

Re:	World Fuel Services Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
File No. 1-09533

Dear Ms. Blye:

This letter sets forth the responses of World Fuel Services Corporation (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the letter dated August 1, 2008 (the “Comment Letter”) with respect to the Company’s Form 10-K for the year ended December 31, 2007, which was filed on February 28, 2008. For your convenience, we have included the text of the Staff’s comments followed by our response.

Form 10-K for the year ended December 31, 2007

General

We are aware of a news report dated July 2008 indicating that you fueled an Iranian-owned ship in Singapore. Iran is identified by the State Department as a state sponsor of terrorism, and subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding any contacts with Iran. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, if any, whether through direct or indirect arrangements. Your response should describe in reasonable detail any products or services you have provided to Iran, and any agreements, commercial arrangements, or other contacts you have had with the Iranian government or entities controlled by that government. Finally, please tell us of any remedial or preventative measures you have undertaken since the referenced incident.

Response:

The AP news report dated July 2008 to which the Staff’s comment refers described a 2003 delivery of marine fuel in Singapore that our Singapore subsidiary arranged to a customer that was not related to or controlled by the Iranian government. However, the customer was chartering a ship which itself had underlying Iranian ownership. Much of the world’s fleet of ocean-going ships are chartered and then sub-chartered through multiple parties, which can make it difficult to ensure that no parties in the chain are Iranian. We explained these circumstances to the U.S. Department of Treasury who took no further action.

Our Code of Corporate Conduct and Ethics requires all employees to comply with U.S. embargoes and trade sanctions against Iran and other countries. Each employee is required to undergo training on the Code of Corporate Conduct and Ethics and acknowledge that s/he will comply with the Code of Corporate Conduct and Ethics. Since the referenced incident, we have also provided additional training to our employees relating to compliance with U.S. embargoes and trade sanctions. In addition, we require our employees to routinely screen customers and suppliers against lists of prohibited parties compiled by the U.S Government, which we distribute or otherwise make available on a regular basis.

We do not currently do, nor to our knowledge since the reported incident in 2003 have we or any of our subsidiaries done any business, or had any contacts, with the Iranian government or any entity controlled by that government. We do not have any agreements, commercial arrangements or other contacts with the Iranian government or any entity controlled by that government nor do we have any plans to enter into any such agreements, arrangements or contacts in the future. The only exception to this concerns our aviation business where payments for airspace overflights are made with the U.S. Department of Treasury’s permission under a special license that also covers emergency landings.

Acknowledgement:

The Company acknowledges that:

(a) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission;

(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and

(c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the Staff has any questions concerning these matters or needs additional information or clarification, he or she should contact R. Alexander Lake, General Counsel, or the undersigned at (305) 428-8000.

Very truly yours,

/s/ Paul H. Stebbins Paul H. Stebbins
Chairman of the Board and Chief Executive Officer